For immediate release
                                                                     May 8, 2009

                   Toyota Announces Year-End Financial Results
  (All consolidated financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

Tokyo--TOYOTA MOTOR CORPORATION (TMC) today announced operating results for the fiscal year ended March 31, 2009.

On a consolidated basis, net revenues for the fiscal year ended March 31, 2009 totaled 20.53 trillion yen, a decrease of 21.9 percent compared to the last fiscal year. Operating income decreased from 2.27 trillion yen to a loss of 461 billion yen, and income before income taxes, minority interest and equity in earnings of affiliated companies was a loss of 560.4 billion yen. Net income decreased from 1.72 trillion yen to a loss of 437 billion yen.

Operating income decreased by 2.73 trillion yen. Negative factors for the decline include 1.48 trillion yen due to the effects of marketing activities and 760 billion yen mainly from the appreciation of the Japanese yen against the U.S. dollar and the euro.

Commenting on the financial results, TMC President Katsuaki Watanabe said, "Both revenues and profits declined severely during this period. The negative impact was a consequence of the significant deterioration in vehicle sales particularly in the U.S. and Europe, the rapid appreciation of the yen against the U.S. dollar and the euro and the sharp rise in raw materials."

In fiscal year 2009, Toyota's consolidated sales totaled 7.57 million units, a decrease of 1.34 million units from the last fiscal year.

In Japan, vehicle sales were 1.95 million units, a decrease of 243 thousand units compared to the last fiscal year. Operating income from Japanese operations decreased by 1.68 trillion yen to a loss of 237.5 billion yen.

In North America, vehicle sales totaled 2.21 million units, a decrease of 746 thousand units. Operating income decreased by 695.5 billion yen to a loss of
390.2 billion yen including 73.9 billion yen of valuation losses from interest rate swaps. Operating income excluding the impact of valuation losses on interest rate swaps decreased by 713 billion yen, to a loss of 316.3 billion yen, mainly due to decreases in both production and vehicle sales.

In Europe, vehicle sales were 1.06 million units, a decrease of 222 thousand units. As a result, operating income decreased by 284.8 billion yen to a loss of
143.3 billion yen.

In Asia, vehicle sales were 905 thousand units, a decrease of 51 thousand units. Operating income decreased by 80.3 billion yen, to 176.1 billion yen.

In Central and South America, Oceania, Africa and the Middle East etc., vehicle sales were 1.44 million units, a decrease of 84 thousand units. Operating income for Central and South America, Oceania and Africa decreased by 56.3 billion yen to 87.6 billion yen.

In the financial services segment, operating income decreased by 158.5 billion yen, to a loss of 72 billion yen compared to the last fiscal year, including
80.2 billion yen of valuation losses from interest rate swaps. Excluding the valuation losses, operating income decreased by 146.3 billion yen to 8.2 billion yen. Higher outstanding loan balances and improved lending margins were offset by an increase in allowance for credit and residual value losses mainly in the U.S.

TMC estimates that consolidated vehicle sales for the fiscal year ending March 31, 2010 will be 6.5 million units, which is a decrease of 1.06 million units from the fiscal year 2009, due to continuance of the current severe conditions of each market.

Based on this assumption, TMC announced its consolidated financial forecast for the fiscal year ending March 31, 2010. Based on an exchange rate of 95 yen to the U.S. dollar and 125 yen to the euro, TMC forecasts a consolidated net revenues of 16.5 trillion yen, operating loss of 850 billion yen and net loss attributable to Toyota Motor Corporation* of 550 billion yen.
*"Net loss attributable to Toyota Motor Corporation" is equivalent to "net loss" up to FY2009

TMC President Watanabe commented on the outlook: "It appears to take some more time before the financial markets in the U.S. and Europe normalize and the global economy recovers. However, in the 2010 fiscal year, we plan to accelerate our profit improvement activities including the expansion of our hybrid vehicle line-up such as the next generation Prius in May and the Lexus' HS250h in July. All totaled, we plan to launch four hybrid models in Japan and three models overseas within this fiscal year. Through the reduction of variable and fixed costs, we estimate our total profit improvement in fiscal year 2010 will be around 800 billion yen.

For the mid-term, we plan to thoroughly analyze our customers' needs in each region and develop product line-ups which will focus on hybrid and compact vehicles with more cost reduction efforts. We will also concentrate on resource-rich and developing countries with the aim of providing high-quality, affordable and attractive models from the customers' viewpoint. In addition, we will continue to accelerate commercialization of next-generation technologies in the areas of environment, energy and safety including hybrids, plug-in hybrids, next-generation batteries, bio fuels and fuel cell vehicles. We also aim to establish flexible and effective systems in the areas of development, production and sales to respond to changes in business environment."

TMC also announced a cash dividend for the full fiscal year of 100 yen per share, a decrease of 40 yen over the last fiscal year to be proposed at the general shareholders' meeting in June.


(Please see attached information for details on financial results. Further information is also available on the Internet at www.toyota.co.jp)
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     Cautionary Statement with Respect to Forward-Looking Statements
     This release contains forward-looking statements that reflect Toyota's plans and expectations. These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota's actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These factors include: (i) changes in economic conditions and market demand affecting, and the competitive environment in, the automotive markets in Japan, North America, Europe, Asia and other markets in which Toyota operates; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the euro, the Australian dollar, the Canadian dollar and the British pound; (iii) Toyota's ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management; (iv) changes in the laws, regulations and government policies in the markets in which Toyota operates that affect Toyota's automotive operations, particularly laws, regulations and government policies relating to trade, environmental protection, vehicle emissions, vehicle fuel economy and vehicle safety, as well as changes in laws, regulations and government policies that affect Toyota's other operations, including the outcome of future litigation and other legal proceedings; (v) political instability in the markets in which Toyota operates; (vi) Toyota's ability to timely develop and achieve market acceptance of new products; and (vii) fuel shortages or interruptions in transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold.
     A discussion of these and other factors which may affect Toyota's actual results, performance, achievements or financial position is contained in Toyota's annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.

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